SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               AT HOME CORPORATION
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                    045919101
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice President, General Counsel and Secretary
                         Cablevision Systems Corporation
                               One Media Crossways
                            Woodbury, New York 11797
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 045919101                                           PAGE 2 OF 6 PAGES
--------------------                                      ---------------------
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 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CABLEVISION SYSTEMS CORPORATION  11-2776686
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (A)  [  ]
                                                                     (B)  [XX]
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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d)OR 2(e)                                         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                           7.  SOLE VOTING POWER
  NUMBER OF                        10,946,936
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          10,946,936
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,946,936
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

          HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.


Title of Class of Equity Securities:            Series A Common Stock


Name and Address of Principal
Executive Offices of Issuer:                    At Home Corporation ("At Home")
                                                425 Broadway Street
                                                Redwood City, California  94063

ITEM 2.  IDENTITY AND BACKGROUND.


Name:                                     Cablevision Systems Corporation (the
                                          "Company")

State of Incorporation:                   Delaware

Principal Business:                       Cable Television Service

Address of Principal Business:            One Media Crossways Drive
                                          Woodbury, New York  11797

Address of Principal Executive Offices:   One Media Crossways Drive
                                          Woodbury, New York  11797

Has such person been convicted in a       No
criminal proceeding?

Has such person been party to a civil     No
proceeding, resulting in a judgment,
decree or final order enjoining future
violations of, or prohibiting or
mandating activities subject to,
Federal or State securities laws of
finding any violation
with respect to such laws?

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the warrants, $1.00, was paid out of the working capital of Cablevision Systems Corporation. The aggregate exercise price for the warrants described herein will be paid out of working capital or bank borrowings from the Company's principal bank borrowing, syndicated by Toronto Dominion (Texas), Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

Effective October 2, 1997, the Company entered into a Letter Agreement and Term Sheet with At Home, Comcast Corporation ("Comcast"), Cox Enterprises, Inc. ("Cox"), Kleiner, Perkins, Caulfield & Byers ("KPCB") and Tele-Communications, Inc. ("TCI"), which Agreement was amended on October 10, 1997 (as amended, the "Agreement"). The Agreement, attached hereto as Exhibit 10.1, is incorporated herein by reference. The


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


Agreement provides that the Company will enter into a Master Distribution Agreement for the distribution of At Home's At Home service on substantially the same terms and conditions as TCI, Comcast and Cox. The Master Distribution Agreement between the Company and At Home has not yet been entered into. The Agreement provides for the issuance to the Company of a warrant to purchase up to 7,875,784 shares of At Home's Series A Common Stock at an exercise price of $0.50 per share (the "Warrant"). The Warrant is immediately exercisable, subject to the receipt of all necessary governmental consents or approvals. The Agreement also provides for the issuance of a warrant to purchase up to 3,071,152 shares of At Home's Series A Common Stock at an exercise price of $0.50 per share under certain conditions (the "Contingent Warrant"). The Contingent Warrant will become exercisable as and to the extent certain cable television systems are transferred from TCI and its controlled affiliates to the Company or its controlled affiliates. These transfers are currently expected to take place in the first quarter of 1998. The Warrant, the Contingent Warrant and the Warrant Purchase Agreement, dated October 10, 1997, between At Home and the Company, attached hereto as Exhibits 10.2, 10.3 and 10.4, respectively, are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Company beneficially owns 7,875,784 shares of Series A Common Stock, representing 8.2% of the outstanding Series A Common Stock and 6.2% of At Home's outstanding Common Stock (all classes). Upon the vesting of all of the shares represented by the Contingent Warrant, the Company will beneficially own 10,946,936 shares of Series A Common Stock, representing 11.0% of the outstanding Series A Common Stock and 8.4% of At Home's outstanding Common Stock (all classes). The Company has sole voting and dispositive power over all such shares. Other than the transactions described in Item 4 above, the Company effected no transactions in the Series A Common Stock during the past 60 days from the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Agreement provides that the Company will enter into a Second Amended and Restated Stockholders Agreement with TCI, Cox, Comcast and KPCB. The existing Amended and Restated Stockholders Agreement, attached hereto as Exhibit 10.6, is incorporated herein by reference. The Second Amended and Restated Stockholders Agreement has not yet been entered into. The amendments to the existing Stockholders Agreement that would be implemented in the Second Amended and Restated Stockholders Agreement are set forth in the term sheets to the Agreement. The Company disclaims the existence of any group including the Company relating to At Home Corporation.


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


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit    Description
No.

10.1 Letter Agreement and Term Sheet, dated October 2, 1997 among the Company, At Home, Comcast, Cox, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on October 22, 1997 (the "8-K")).

10.2       The Warrant (incorporated by reference to Exhibit 10.03 of the 8-K).

10.3 The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

10.4 Warrant Purchase Agreement, dated October 10, 1997, between At Home and the Company (incorporated by reference to Exhibit 10.02 of the 8-K).

10.5 Amended and Restated Stockholders Agreement, dated August 1, 1996, as amended in May, 1997 (incorporated by reference to Exhibit 4.04 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).


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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



                               CABLEVISION SYSTEMS CORPORATION

                               By: /s/ Andrew S. Rosengard
                                   Name: Andrew S. Rosengard
                                   Title: Senior Vice President and Controller
                                   Date: November 14, 1997


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


                                INDEX TO EXHIBITS

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit    Description
No.

10.1 Letter Agreement and Term Sheet, dated October 2, 1997 among the Company, At Home, Comcast, Cox, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on October 22, 1997 (the "8-K")).

10.2       The Warrant (incorporated by reference to Exhibit 10.03 of the 8-K).

10.3 The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

10.4 Warrant Purchase Agreement, dated October 10, 1997, between At Home and the Company (incorporated by reference to Exhibit 10.02 of the 8-K).

10.5 Amended and Restated Stockholders Agreement, dated August 1, 1996, as amended in May, 1997 (incorporated by reference to Exhibit 4.04 of the Registration Statement on Form S-1 of At Home Corporation (File No. 333-27323)).


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